EXHIBIT 7.1

                  Nor-Cote International, Inc. and Subsidiaries
                              Financial Statements
                     Years Ended December 31, 2002 and 2001



                                Table of Contents


    Independent Accountants' Report.........................................1

       Report of the Other Accountants......................................2



    Consolidated Financial Statements

        Balance Sheets......................................................3

        Statements of Income................................................4

        Statements of Shareholders' Equity..................................5

        Statements of Cash Flows............................................6

        Notes to Financial Statements.......................................7

                         Independent Accountants' Report


Board of Directors and Shareholders
Nor-Cote International, Inc. and Subsidiaries
Crawfordsville, Indiana


We have audited the accompanying consolidated balance sheet of Nor-Cote International, Inc. and Subsidiaries as of December 31, 2002, and the related consolidated statements of income, shareholders' equity and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The consolidated financial statements of Nor-Cote International, Inc. and Subsidiaries as of December 31, 2001, were audited by other accountants whose report dated February 7, 2002, included an explanatory paragraph describing conditions that raised substantial doubt about the Company's ability to continue as a going concern.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2002 consolidated financial statements referred to above present fairly, in all material respects, the financial position of Nor-Cote International, Inc. and Subsidiaries as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.



/s/ BKD, LLP

March 21, 2003

Report of Independent Auditors

Board of Directors and Shareholders

Nor-Cote International, Inc. and Subsidiaries



We have audited the accompanying consolidated balance sheets of Nor-Cote International, Inc. and Subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Nor-Cote International, Inc. and Subsidiaries at December 31, 2001 and 2000 and the consolidated results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has not complied with certain covenants of its bank debt agreement. This condition raises substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



/s/ Ernst & Young LLP


February 7, 2002

                  Nor-Cote International, Inc. and Subsidiaries
                           Consolidated Balance Sheets
                           December 31, 2002 and 2001

Assets
                                                                             2002            2001
                                                                        -----------------------------
    Current Assets
        Cash and cash equivalents                                       $  1,122,904     $  1,085,182
        Investments                                                               --        1,727,815
        Accounts receivable, less allowance for doubtful accounts of       1,812,823        1,733,842
          $116,000 in 2002 and $100,000 in 2001
        Inventories                                                        1,239,182        1,409,099
        Prepaid expenses and other current assets                            150,321          248,545
        Recoverable income taxes                                                  --          115,585
        Deferred income taxes                                                233,337           54,188
                                                                        ------------     ------------
               Total current assets                                        4,558,567        6,374,256
                                                                        ------------     ------------

    Property and Equipment, net                                            2,579,419        2,877,343
                                                                        ------------     ------------

    Other Assets
        Note receivable, related party                                       145,697          138,759
        Cash surrender value of officer's life insurance                          --          830,157
        Deferred income taxes                                                     --           39,584
        Sundry                                                                73,805           93,805
                                                                        ------------     ------------
                                                                             219,502        1,102,305
                                                                        ------------     ------------

                                                                        $  7,357,488     $ 10,353,904
                                                                        ============     ============
Liabilities and Shareholders' Equity

    Current Liabilities
        Accounts payable                                                $    555,937     $    287,202
        Income taxes payable                                                  91,948           20,898
        Accrued expenses and other liabilities                               667,464          558,681
        Current portion of capital lease obligations                         141,853          128,781
        Current portion of long-term debt                                    493,954               --
        Bank debt in default                                                      --        6,521,023
                                                                        ------------     ------------
               Total current liabilities                                   1,951,156        7,516,585
                                                                        ------------     ------------

    Fair Value of Interest Rate Swap                                         227,765          172,034
                                                                        ------------     ------------

    Capital Lease Obligations, less current portion                           19,840          138,779
                                                                        ------------     ------------

    Long-Term Debt, less current portion                                   1,857,464               --
                                                                        ------------     ------------

    Deferred Income Taxes                                                    130,650               --
                                                                        ------------     ------------
    Shareholders' Equity
        Common stock, no par value
           Authorized - 10,000,000 shares
           Issued - 2,622,645 shares                                          24,764           24,764
        Preferred stock, no par value
           Authorized - 2,000,000 shares
           Issued - 747,993 shares                                             7,383            7,383
        Retained earnings                                                 18,753,436       18,781,461
        Accumulated other comprehensive income                              (331,097)        (284,175)
        Cost of common stock in treasury
           1,170,658 shares                                               (9,493,438)      (9,493,438)
        Unearned ESOP shares                                              (5,790,435)      (6,509,489)
                                                                        ------------     ------------
               Total shareholders' equity                                  3,170,613        2,526,506
                                                                        ------------     ------------

                                                                        $  7,357,488     $ 10,353,904
                                                                        ============     ============

                  Nor-Cote International, Inc. and Subsidiaries
                        Consolidated Statements of Income
                     Years Ended December 31, 2002 and 2001

                                              2002                       2001
                                       Amount       % of        Amount        % of
                                                    Sales                     Sales
                                   ------------------------------------------------
Sales
    Domestic                       $  6,828,331     59.8%    $  8,154,589     63.2%
    International                     4,580,974     40.2        4,738,664     36.8
                                   ------------    -----     ------------    -----
                                     11,409,305    100.0       12,893,253    100.0

Cost of Sales                         5,891,831     51.6        6,677,981     51.8
                                   ------------    -----     ------------    -----

Gross Profit                          5,517,474     48.4        6,215,272     48.2
                                   ------------    -----     ------------    -----

Operating Expenses
    Selling                           1,319,099     11.6        1,292,455     10.0
    General and administrative        2,923,902     25.6        3,386,519     26.3
    Technical service                   238,640      2.1          276,950      2.1
    Research and development            293,354      2.6          396,939      3.1
                                   ------------    -----     ------------    -----
                                      4,774,995     41.9        5,352,863     41.5
                                   ------------    -----     ------------    -----

Income From Operations                  742,479      6.5          862,409      6.7
                                   ------------    -----     ------------    -----

Other Income (Expense)
    Interest and dividend income        136,859      1.2          152,047      1.2
    Royalty income                      258,304      2.3          223,175      1.7
    Interest expense                   (490,440)    (4.3)        (747,834)    (5.8)
    Gain (loss) on investments          125,873      1.1         (159,456)    (1.2)
    Other, net                           59,580       .5          (52,735)     (.4)
                                   ------------    -----     ------------    -----
                                         90,176       .8         (584,803)    (4.5)
                                   ------------    -----     ------------    -----

Income Before Income Taxes              832,655      7.3          277,606      2.2
    Income taxes                        520,310      4.6          192,874      1.5
                                   ------------    -----     ------------    -----

Net Income                         $    312,345      2.7%    $     84,732       .7%
                                   ============    =====     ============    =====

                  Nor-Cote International, Inc. and Subsidiaries
                 Consolidated Statements of Shareholders' Equity
                     Years Ended December 31, 2002 and 2001

                                                                               Accumulated
                                                                                 Other
                                                        Additional            Comprehensive                Unearned       Total
                                    Common   Preferred   Paid-in    Retained     Income      Treasury        ESOP      Shareholders'
                                    Stock      Stock     Capital    Earnings     (Loss)       Stock         Shares        Equity
                                   -------------------------------------------------------------------------------------------------
    Balance, January 1, 2001       $ 24,764  $  7,383   $ 26,540   $18,889,223 $(168,149)  $(9,493,438)  $(7,203,145)  $ 2,083,178

        Comprehensive income

          Net income                                                    84,732                                              84,732

          Other comprehensive
              income

               Unrealized losses                                                 (86,290)                                  (86,290)
                  on securities,
                  net of tax of
                  $61,820

               Foreign currency                                                  (29,736)                                  (29,736)
                  transaction                                                                                         ------------
                  adjustment

                  Total                                                                                                    (31,294)
                  comprehensive
                  loss

           ESOP shares committed                         (45,520)     (192,494)                              693,656       455,642
              for release

           Tax benefit of ESOP                            18,980                                                            18,980
              transactions         --------  --------   --------   ----------- ---------   -----------   -----------   -----------

    Balance, December 31, 2001       24,764     7,383          0    18,781,461  (284,175)   (9,493,438)   (6,509,489)    2,526,506

        Comprehensive income

           Net income                                                  312,345                                             312,345

           Other comprehensive
               income

               Unrealized losses                                                (178,583)                                 (178,583)
                  on securities,
                  net of tax of
                  $127,734

               Foreign currency                                                  131,661                                   131,661
                  transaction                                                                                         ------------
                  adjustment

                  Total                                                                                                    142,956
                  comprehensive
                  income

           ESOP shares committed                         (87,597)     (340,370)                              719,054       291,087
              for release

           Tax benefit of ESOP                            87,597                                                            87,597
              transactions         --------  --------   --------   ----------- ---------   -----------   -----------   -----------


    Balance, December 31, 2002     $ 24,764  $  7,383   $      0   $18,753,436 $(331,097)  $(9,493,438)  $(5,790,435)  $ 3,170,613
                                   ========  ========   ========   =========== =========   ===========   ===========   ===========

                  Nor-Cote International, Inc. and Subsidiaries
                      Consolidated Statements of Cash Flows
                     Years Ended December 31, 2002 and 2001

                                                                         2002            2001
                                                                     ---------------------------
Operating Activities
    Net income                                                       $   312,345     $    84,732
    Items not requiring (providing) cash
       Depreciation and amortization                                     558,559         600,419
       (Gain) loss on investments                                       (125,873)        159,456
       Gain on disposal of property and equipment                            (17)        (77,685)
       Deferred income taxes                                             206,416         (33,545)
       Fair value of interest rate swap                                   55,731         172,034
       ESOP transactions                                                 291,087         455,642
    Changes in
       Accounts receivable                                               (78,981)        476,185
       Inventories                                                       169,917         414,284
       Prepaid expenses and other current assets                          98,224          11,201
       Income taxes recoverable/payable                                  186,635         308,173
       Accounts payable                                                  268,735        (273,669)
       Accrued expenses and other liabilities                            108,783        (751,267)
                                                                     -----------     -----------
           Net cash provided by operating activities                   2,051,561       1,545,960
                                                                     -----------     -----------

Investing Activities
    Purchases of investments                                            (584,614)        (11,239)
    Sales of investments                                               2,131,985              --
    Purchase of property and equipment                                  (243,883)       (321,690)
    Proceeds from disposal of property and equipment                       3,265         177,181
    Net increase in notes receivable, related party                       (6,938)         (3,053)
    Increase in cash surrender value of officer's  life insurance        (93,266)        (89,994)
    Proceeds from surrender of officer's life insurance                  923,423              --
                                                                     -----------     -----------
           Net cash provided by (used in) investing activities         2,129,972        (248,795)
                                                                     -----------     -----------

Financing Activities
    Proceeds from short-term borrowings under revolving loan                  --         800,000
    Payment on short-term borrowings under revolving loan                     --        (800,000)
    Payment on long-term debt                                         (4,169,605)       (988,316)
    Proceeds from capital lease obligations                               24,657              --
    Payments on capital lease obligations                               (130,524)       (120,096)
                                                                     -----------     -----------
           Net cash used in financing activities                      (4,275,472)     (1,108,412)
                                                                     -----------     -----------

Effect of Foreign Currency Exchange Rate Changes on Cash and Cash        131,661         (29,736)
                                                                     -----------     -----------
   Equivalents

Increase in Cash and Cash Equivalents                                     37,722         159,017

Cash and Cash Equivalents, Beginning of Year                           1,085,182         926,165
                                                                     -----------     -----------

Cash and Cash Equivalents, End of Year                               $ 1,122,904     $ 1,085,182
                                                                     ===========     ===========

                  Nor-Cote International, Inc. and Subsidiaries
                   Notes to Consolidated Financial Statements
                           December 31, 2002 and 2001


Note 1:  Nature of Operations and Summary of Significant Accounting Policies


    Nature of Operations

        Nor-Cote International, Inc., headquartered in Crawfordsville, Indiana, specializes in the manufacturing and sale of ultraviolet curable ink and related products. The Company grants credit to customers in several industries including suppliers to consumer products and automotive manufacturers, throughout the world. Consequently, the Company's ability to collect amounts due from customers is affected by economic conditions in the industries and countries within which it operates. The Company performs periodic credit evaluations of its customers' financial condition and generally does not require collateral. Credit losses have been within management's expectations. Domestic sales and international sales approximate 60% and 40% of total sales, respectively. The United States represents approximately 108% of net income, while the United Kingdom represents approximately 13% and Asia Pacific (Singapore and Malaysia) approximates (21%) of net income. The net assets of the Company located outside of the United States, predominately in the United Kingdom, Singapore and Malaysia, are approximately $1,830,000 at December 31, 2002.


    Principles of Consolidation

        The accompanying consolidated financial statements include the accounts of the Nor-Cote International, Inc. and its wholly-owned United States, United Kingdom, Singapore, and Malaysian subsidiaries, U.V. Ink Trading Co. (inactive), Nor-Cote (UK), Ltd., Nor-Cote International PTE, Ltd., and Nor-Cote (Malaysia) SDN, BHD., respectively. All significant intercompany accounts and transactions have been eliminated in consolidation.


    Foreign Currency Translation

        Assets and liabilities of the Company's wholly-owned subsidiaries are translated into U. S. dollars at the exchange rate in effect at the end of the period. Revenue and expense accounts are translated at a weighted-average of exchange rates which were in effect during the year. Translation adjustments that arise from translating the subsidiaries financial statements from local currency to U. S. dollars are accumulated and presented, net of tax, as a separate component of shareholders' equity.


    Comprehensive Income (Loss)

        Comprehensive income (loss) refers to the change in an entity's equity during a period resulting from all transactions and events other than capital contributed by and distributions to the entities' owners. For the Company, comprehensive income is equal to net income plus the change in unrealized gains or losses on investments and the change in foreign currency translation adjustments. The Company has elected to report comprehensive income in the consolidated statements of shareholders' equity.

                  Nor-Cote International, Inc. and Subsidiaries
                   Notes to Consolidated Financial Statements
                           December 31, 2002 and 2001



    Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


    Cash Equivalents

        The Company considers all liquid investments with original maturities of three months or less to be cash equivalents. At December 31, 2002, the Company's cash accounts exceeded federally insured limits by approximately $433,000.


    Securities

        Debt and equity securities for which the Company has no immediate plan to sell but that may be sold in the future are classified as available for sale and carried at fair value. Unrealized gains and losses are recorded, net of related income tax effects, in stockholders' equity.

        Realized gains and losses, based on the specifically identified cost of the security, are included in net income.


    Accounts Receivable

        Accounts receivable are stated at the amount billed to customers. The Company provides an allowance for doubtful accounts, which is based upon a review of outstanding receivables, historical collection information and existing economic conditions. Accounts receivable are ordinarily due 30 days after the issuance of the invoice. Delinquent receivables are written off based on individual credit evaluation and specific circumstances of the customer.


    Inventory Pricing

        Inventories are stated at the lower of cost or market. Costs of inventory are determined using the first-in, first-out (FIFO) method.


    Property and Equipment

        Property and equipment are depreciated over the estimated useful life of each asset. Annual depreciation is computed using the straight-line method. The cost of maintenance and repairs is charged to expense as incurred; significant renewals and improvements are capitalized. The Company leases real estate facilities from a related party. The Company has made leasehold improvements to such property and is depreciating such leasehold improvements over a period of 3 to 40 years.

                  Nor-Cote International, Inc. and Subsidiaries
                   Notes to Consolidated Financial Statements
                           December 31, 2002 and 2001



    Income Taxes

        Deferred tax assets and liabilities are recognized for the tax effects of differences between the financial statement and tax bases of assets and liabilities. A valuation allowance is established to reduce deferred tax assets if it is more likely than not that a deferred tax asset will not be realized. The Company files separate U. S., U. K., Singapore, and Malaysia income tax returns.


    Research and Development Costs

        Research and development costs are expensed as incurred.


    Revenue Recognition

        Revenue from the sale of the Company's products is recognized as products are shipped to customers.


    Self Insurance

        The Company has elected to act as a self-insurer for certain costs related to employee health and accident benefit programs. Costs resulting from non-insured losses are estimated and charged to income when incurred. The Company has purchased insurance which limits its annual exposure for individual claims to $30,000 and which limits its aggregate annual exposure to approximately $250,000.


Note 2:  Investments


    Available-for-Sale Securities

        The amortized cost and approximate fair values of available-for-sale securities held at December 31, 2001 are as follows:

                                           Cost          Gross          Gross       Estimated
                                                       Unrealized     Unrealized    Fair Value
                                                         Gains          Losses
                                     -----------------------------------------------------------
           Mutual fund                 $ 1,001,442    $        --    $   (26,604)   $    974,838
           Equity securities               420,056        332,921             --         752,977
                                       -----------    -----------    -----------    ------------

                                       $ 1,421,498    $   332,921    $   (26,604)   $  1,727,815
                                       ===========    ===========    ===========    ============

                  Nor-Cote International, Inc. and Subsidiaries
                   Notes to Consolidated Financial Statements
                           December 31, 2002 and 2001


        Proceeds from sales of available-for-sale securities were $2,131,985 for 2002. Gross gains and losses of $204,431 and $78,558 were realized and included in net income for 2002. While there were no sales of available-for-sale securities in 2001, a loss was realized for what management believed to be a permanent decline in estimated fair value.



Note 3:  Inventories

                                                  2002              2001
                                              -------------------------------

           Raw materials                      $     459,170     $     548,323
           Work-in-process                            3,946             5,101
           Finished goods                           776,066           855,675
                                              -------------     -------------

                                              $   1,239,182     $   1,409,099
                                              =============     =============


Note 4:  Property and Equipment

        Property and equipment at December 31 are as follows:

                                                  2002              2001
                                              -------------------------------

           Land and building                  $   2,841,710     $   2,841,710
           Machinery and equipment                1,560,123         1,587,941
           Leasehold improvements                   667,219           650,484
           Technology service equipment             125,001           116,325
           Sales equipment                          567,452           406,329
           Office equipment                       1,271,308         1,199,078
           Vehicles                                 113,676            93,888
           Furniture and fixtures                   487,137           477,885
           Research equipment                       334,276           334,277
                                              -------------     -------------
                                                  7,967,902         7,707,917
           Less: accumulated depreciation
                 and amortization                (5,388,483)       (4,830,574)
                                              -------------     -------------

                                              $   2,579,419     $   2,877,343
                                              =============     =============


Note 5:  Long-Term Debt

        To facilitate the adoption of the Nor-Cote International, Inc. Employee Stock Ownership Plan, the Company entered into a credit agreement with a bank. The loans are collateralized by substantially all the assets of the Company and the shares held by the ESOP.

                  Nor-Cote International, Inc. and Subsidiaries
                   Notes to Consolidated Financial Statements
                           December 31, 2002 and 2001


        Due to the December 31, 2001 violation of certain covenants in the credit agreement, the unpaid balance was reported as current at December 31, 2001. These violations were waived as a result of the Company paying down the loan balance and negotiating amendments to the credit agreement in 2003.

        The credit agreement also includes a revolving loan for borrowings not to exceed the lesser of $700,000 or 80% of eligible domestic accounts receivable plus the lesser of $500,000 or the sum of 40% of eligible domestic raw materials plus 60% of eligible domestic finished goods. There were no borrowings against the revolving loan as of December 31, 2002 and 2001. The revolving loan expires in December 2005.

        The term loan bears interest at a variable rate (4.50% at December 31, 2002) and requires monthly payments of $36,788 plus interest with a balloon payment due in December 2005. In addition, on an annual basis, the Company is required to make principal payments equal to a cash flow formula as provided for in the credit agreement. The annual payments are due on each May 1 through maturity of the loan. No annual payment was due on May 1, 2002 and based on the cash flow formula no annual payment will be due on May 1, 2003. The term loan matures in December 2005 at which time the outstanding principal is due in full. The future maturities of the term loan are as follows: 2003: $493,954, 2004:
        $441,456 and 2005: $1,416,008. The original proceeds of the term loan amounting to $7,500,000 were loaned to the ESOP to finance the ESOP's purchase of the Company's stock.

        Cash paid for interest approximated $450,000 and $580,000 in 2002 and 2001, respectively.

        Capital leases include leases covering a building and other property from a related-party (see Note 12) and a delivery vehicle. The building and property leased from a related-party expires on January 1, 2004; the lease of the delivery vehicle was scheduled to expire in 2009 but was paid off subsequent to December 31, 2002. Aggregate scheduled payments on capital lease obligations at December 31, 2002 are $173,010 of which $11,317 represents interest.

        Property and equipment include the following property under capital leases:

                                                   2002              2001
                                              -------------------------------

           Buildings                          $   1,020,000     $   1,020,000
           Equipment                                 26,000                --
                                              -------------     -------------
                                                  1,046,000         1,020,000
           Less: accumulated depreciation           922,000           817,000
                                              -------------     -------------

                                              $     124,000     $     203,000
                                              =============     =============

                  Nor-Cote International, Inc. and Subsidiaries
                   Notes to Consolidated Financial Statements
                           December 31, 2002 and 2001


Note 6:  Derivative Financial Instruments

        Effective January 1, 2001, the Company adopted FASB Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended (FAS 133). FAS 133 requires the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value must be immediately recognized in earnings.

        The Company has entered into an interest rate swap agreement for interest rate risk exposure management purposes. The Company pays a fixed rate of 5.98% and receives a floating rate equal to the 30-day LIBOR rate of interest. At December 31, 2002, the notional principal amount of the interest rate swap was $2,723,214 and the floating rate was 1.44%.

        During the years ended December 31, 2002 and 2001, the Company recognized a net loss of $55,731 and $172,034, respectively, related to the adjustment of the fair value of the swap agreement. These amounts have been included in interest expense in the 2002 and 2001 statements of income. The fair value of the interest rate swap agreement was a liability of $227,765 at December 31, 2002. The fair value was calculated based on the estimated liquidation value as determined by a third party financial institution.

        The interest rate swap agreement expires during December 2005.

        The fair value of the Company's other financial instruments approximate their fair values.


Note 7:  Operating Leases

        The Company rents office and warehouse space in the United Kingdom, Singapore and Malaysia under various operating lease arrangements. These leases expire in various years through 2015. These leases generally contain renewal options and require the Company to pay all executory costs (property taxes, maintenance and insurance). Aggregate annual minimum rentals due under the non-cancelable terms of these operating leases are as follows:

           2003                                        $     89,139
           2004                                              87,928
           2005                                              52,127
           2006                                              52,127
           2007                                              52,127
           After 2007                                       265,572
                                                       ------------

                                                       $    599,020
                                                       ============


        Total rent expense approximated $107,000 in 2002 and $119,000 in 2001.

                  Nor-Cote International, Inc. and Subsidiaries
                   Notes to Consolidated Financial Statements
                           December 31, 2002 and 2001


Note 8:  Income Taxes

        The provision for income taxes includes these components:

                                                    2002            2001
                                                ----------------------------
           Current
               Federal                          $    195,000    $    166,807
               State                                  68,000          35,013
               Foreign                                51,372          24,373
                                                ------------    ------------
                                                     314,372         226,193
                                                ------------    ------------
           Deferred
               Federal                               171,665         (24,570)
               State                                  34,273          (8,749)
                                                ------------    ------------
                                                     205,938         (33,319)
                                                ------------    ------------

                                                $    520,310    $    192,874
                                                ============    ============


        A reconciliation of income tax expense at the statutory rate to the Company's actual income tax expense is shown below:

                                                    2002            2001
                                                ----------------------------

           Computed at the statutory rate (34%) $    283,103    $     94,386
           Increase (decrease) resulting from
               State income taxes                     67,812          13,659
               Changes in the deferred tax asset
                 valuation allowance                  62,245          54,215
               Foreign profits and losses             49,545          49,587
               Other                                  57,605         (18,973)
                                                ------------    ------------

                  Actual tax expense            $    520,310    $    192,874
                                                ============    ============


        A tax benefit of $87,597 and $18,980 in 2002 and 2001, respectively, relating to the release of ESOP shares has been charged to deferred tax expense.

        Income (loss) before income taxes for U. S. and foreign operations was $879,697 and $(47,042), respectively, in 2002, and $310,474 and
        $(32,868), respectively, in 2001. Cash paid for income taxes was $253,000 and $398,000 in 2002 and 2001, respectively.

                  Nor-Cote International, Inc. and Subsidiaries
                   Notes to Consolidated Financial Statements
                           December 31, 2002 and 2001


        The components of the net deferred tax asset (liability) are as follows:

                                                    2002            2001
                                                ----------------------------

           Assets
               Capital loss carryforward        $    130,051     $   183,853
               Amortization                          114,154         141,085
               Other                                 104,793         111,095
               Capital lease                          14,390          25,633
               Fair value of interest rate swap       94,978          71,724
                                                ------------    ------------
                                                     458,366         533,390
                                                ------------    ------------
           Liabilities
               Depreciation                         (143,565)       (178,018)
               Investments                                --        (127,676)
               Other                                 (82,063)        (66,118)
                                                ------------    ------------
                                                    (225,628)       (371,812)
                                                ------------    ------------

           Valuation Allowance                      (130,051)        (67,806)
                                                ------------    ------------

                                                $    102,687    $     93,772
                                                ============    ============

        The valuation allowance at December 31, 2002 is $130,051 and was increased by $62,245 during the current year.



Note 9:  Accumulated Other Comprehensive Income (Loss)

                                                                      2002
                                                       Before-Tax      Tax      Net-of-Tax
                                                         Amount     (Expense)     Amount
                                                                         Benefit
                                                       -----------------------------------
           Unrealized gains (losses) on securities
               Unrealized holding gains (losses)
                 arising during the year               $ (180,444)  $  75,245   $ (105,199)

               Less:  reclassification adjustment for
                 gains (losses) realized in net income    125,873     (52,489)      73,384
                                                       ----------   ---------   ----------
               Net unrealized gains (losses)             (306,317)    127,734     (178,583)

           Foreign currency adjustments                   131,661          --      131,661
                                                       ----------   ---------   ----------

                  Accumulated other comprehensive
                     income (loss)                     $ (174,656)  $ 127,734   $  (46,922)
                                                       ==========   =========   ==========

                  Nor-Cote International, Inc. and Subsidiaries
                   Notes to Consolidated Financial Statements
                           December 31, 2002 and 2001

                                                                      2001
                                                       Before-Tax      Tax      Net-of-Tax
                                                         Amount     (Expense)     Amount
                                                                     Benefit
                                                       -----------------------------------
           Unrealized gains (losses) on securities
               Unrealized holding gains (losses)
                 arising during the year               $ (307,566)  $ 128,313   $ (179,253)
               Less:  reclassification adjustment for
                 gains (losses) realized in net income   (159,456)     66,493      (92,963)
                                                       ----------   ---------   ----------

               Net unrealized gains (losses)             (148,110)     61,820      (86,290)

           Foreign currency adjustments                   (29,736)         --      (29,736)
                                                       ----------   ---------   ----------

                  Accumulated other comprehensive
                     income (loss)                     $ (177,846)  $  61,820   $ (116,026)
                                                       ==========   =========   ==========

        Significant components of accumulated other comprehensive income (loss) are as follows:

                                               Foreign         Unrealized      Accumulated
                                               Currency          Gains            Other
                                              Adjustments       (Losses)      Comprehensive
                                                              on Securities       Income
                                                                                  (Loss)
                                             ----------------------------------------------
           Balance at January 1, 2001        $   (433,022)    $    264,873     $   (168,149)
               Period change                      (29,736)         (86,290)        (116,026)
                                             ------------     ------------     ------------

           Balance at December 31, 2001          (462,758)         178,583         (284,175)
               Period changed                     131,661         (178,583)         (46,922)
                                             ------------     ------------     ------------

           Balance at December 31, 2002      $   (331,097)    $          0     $   (331,097)
                                             ============     ============     ============


Note 10:  Profit-Sharing Plans

        The Company has a 401(k) profit-sharing plan which is available to all United States employees. Employees may contribute up to 15% of their compensation to the plan. The Company matches a discretionary percentage of contributions made by employees. The Company's cash contribution to the Plan was $0 and $13,233 in 2002 and 2001, respectively. Beginning in 2001, the Company elected to match employee contributions with allocations of stock released from the Employee Stock Ownership Plan (see Note 12).

                  Nor-Cote International, Inc. and Subsidiaries
                   Notes to Consolidated Financial Statements
                           December 31, 2002 and 2001


        In January 2001, the Company adopted an incentive compensation plan to grant certain key executives stock appreciation rights (SARS). Under the terms of the plan, participants are granted stock appreciation rights where the value of each right is equal to the appreciation, if any, in the value of one share of common stock of the Company over an applicable base line amount. At December 31, 2002, the value of one share of common stock was $2.05, less than the applicable base line amount of approximately $11.54, thus no appreciation exists at year-end. SARS become fully vested and payable to a key executive on the last day of the applicable performance period (December 31, 2005) provided the goals for such performance period have been satisfied. At December 31, 2002 and 2001, the performance period has not yet expired nor did the Company meet the required company performance goal, thus no liability is accrued in the financial statements.



Note 11:  Preferred Stock

        The Company's Articles of Incorporation authorize the issuance of up to 2,000,000 shares of preferred stock with no par value.

        Each holder of the preferred shares is entitled to one vote for each share of preferred stock owned. Preferred stock may be converted to common stock at the option of the holder pursuant to preferred stock agreements.

        The Company has the option to redeem all or any of the outstanding preferred shares for a price of $9.9236 per share plus any unpaid dividends at the earlier of December 28, 2015 or the date that the ESOP loan (see Note 12) is repaid.

        The holders of the Preferred Stock are entitled to receive fixed cumulative dividends at a rate of $0.200535 per share per year. Such dividends shall accrue from the respective issuance dates of the preferred stock and shall accumulate, if not paid, whether or not declared. The holders of the preferred stock are also entitled to receive participating dividends, when and if, dividends are declared on shares of common stock. In addition to the fixed dividends and participating dividends, the preferred shareholders are entitled to a special dividend of $0.396944 per share per year if such dividends are declared by the Board of Directors. In the event of liquidation, the holders of the Preferred Stock are entitled to a liquidation preference over the common shareholders to the extent that there are accrued but unpaid dividends.

        As of December 31, 2002, all of the outstanding preferred stock is held by the ESOP (see Note 12).

                  Nor-Cote International, Inc. and Subsidiaries
                   Notes to Consolidated Financial Statements
                           December 31, 2002 and 2001


Note 12:  Employee Stock Plans


    Employee Stock Ownership Plan

        In December 2000, the Company adopted the Nor-Cote International, Inc. Employee Stock Ownership Plan (ESOP) with an effective date of January 1, 2000. All employees of the Company located in the United States and two employees located outside the United States are eligible to participate in the ESOP upon meeting the eligibility requirements. All
        U. S. employees who were employed by the Company as of December 28, 2000 were eligible to participate in the ESOP effective as of the later of January 1, 2000 or their date of hire. All other U. S. employees hired subsequently will become eligible to participate in the ESOP upon attaining the age 21 and after having completed one year of service. Contributions to the plan are made at the discretion of the Board of Directors. Dividends received by the ESOP may be used at the discretion of the trustee of the ESOP according to the guidelines established by the ESOP plan document. During 2002 and 2001, dividends received by the ESOP were used to repay principal of the ESOP loan from the Company.

        On December 28, 2000, the ESOP borrowed $7,517,297 from the Company and purchased 781,838 shares of the Company's common stock from shareholders. Immediately following the purchase of the shares, each of the common shares held by the ESOP was converted to .95671 preferred shares or 747,993 preferred shares. The loan is to be repaid at a fixed schedule of annual payments established by the loan document over 15 years with the final payment of principal and interest due in December 2014. Interest is payable annually at a rate of 8%. Shares are allocated to the employees based on the ratio of each participant's compensation for the plan year to the sum of all participants' compensation for the plan year to the sum of all participants' compensation for such plan year.

        As the principal on the loan balance is reduced, the Company will recognize compensation expense for the fair value of the shares committed to be released and the unearned ESOP shares balance will be reduced by the cost of the shares. The difference between fair value of the shares and the ESOP's cost of the shares is charged or credited to additional paid-in capital. Compensation expense of $291,088 and $455,642 was recorded in 2002 and 2001, respectively, relating to the ESOP.

        The ESOP contains a "put" option that allows participants receiving a distribution in Company stock to resell the shares to either the ESOP or the Company at the then fair market value. As of December 31, 2002 and 2001, approximately 71,500 and 69,000 shares, respectively, were committed to be released. The fair market value of approximately 576,000 unallocated shares held by the ESOP was approximately $1,890,000 at December 31, 2002.

        As part of a stock call option and put option agreement executed in December 2000, the ESOP has the right to purchase all but not less than all of the remaining outstanding shares of the Company at fair market value at the date the additional shares are purchased. The agreement allows for this option to be exercised at any time up to 120 days after the fifth anniversary of the closing of the ESOP transaction. In the event that the ESOP does not purchase the remaining outstanding shares, the shareholders have the right to put the shares to the Company for a period of 90 days after the expiration of the call option described above at a price equal to fair market value.

                  Nor-Cote International, Inc. and Subsidiaries
                   Notes to Consolidated Financial Statements
                           December 31, 2002 and 2001


Note 13:  Related Party Transactions


    Note Receivable, Officer and Shareholder

        The Company has a $75,000 note receivable, plus accrued interest at 5.0% of $70,697 and at 4.07% of $63,759 at December 31, 2002 and 2001, due
        from an officer and shareholder.


    Leases

        The Company leases a building, which serves as its corporate headquarters and research facility, and certain other properties from an entity in which an officer and shareholder of the Company has a significant ownership interest. The lease, which expires January 1, 2004, provides for fixed rental charges, plus additional rentals based on increases in the Consumer Price Index and/or improvements made by the lessor. The building lease, which is accounted for as a capital lease, required payments of $144,480 for 2002 and 2001.



Note 14:  Contingencies

        The Company is subject to claims and lawsuits that arise primarily in the ordinary course of business. It is the opinion of management that the disposition or ultimate resolution of such claims and lawsuits will not have a material adverse effect on the consolidated financial position of the Company.